INSWEB CORPORATION
10850 Gold Center Dr.
Suite 250
Rancho Cordova, CA 95670

November 18, 2011

Via EDGAR

Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attention:  Ms. Maryse Mills-Apenteng

Re:	InsWeb Corporation Preliminary Proxy Statement on Schedule 14A Filed November 1, 2011 File No. 000-26083

Ladies and Gentlemen:

Thank you for your letter dated November 9, 2011, addressed to Hussein A. Enan of InsWeb Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 1, 2011.  We have revised the proxy statement in response to the Staff’s comments and are filing concurrently with this letter an amended Preliminary Proxy Statement on Schedule 14A, which reflects these revisions and updates a limited amount of other information.

To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comments and our response follows.

General

1.
It does not appear that you have provided all required information pursuant to Item 14(c)(1) of Schedule 14A. In this regard, we note that you have incorporated by reference, among other documents, the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as well as the Quarterly Report on Form 10-Q for the period ended June 30, 2011.  However, it is unclear how you determined that the company is eligible to incorporate such information by reference in your proxy statement. Please revise your proxy statement to include the information required by Item 14(c)(1) of Schedule 14A or tell us the basis for your belief that you may incorporate this information by reference into your proxy statement.

Response:

In response to the Staff’s comment, the Company has revised its proxy statement to include the information required by Item 14(c)(1) of Schedule 14A. The information now included in the proxy statement is substantially the same information as set forth in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2010 (under “Business”, “Risk Factors”, “Properties”, “Legal Proceedings”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure”), and (ii) Quarterly Report on Form 10-Q for the nine month period ended September 30, 2011.  Please see:

●	Appendix C to the proxy statement, titled “Information about InsWeb Corporation”;

●	Appendix D to the proxy statement, titled “Management's Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended December 31, 2010 and December 31, 2009”; and

●	Appendix F to the proxy statement, titled “Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Month Period Ended September 30, 2011”.

2.
In furtherance of the above comment, we note that it does not appear that you have provided all required historical financial information pursuant to Item 14(c)(1) of Schedule 14A. In addition to your audited financial statements for the relevant periods, please also include the unaudited financial statements of the business to be sold for the same periods, or tell us why you believe you are not required to provide this information. For additional guidance, please see Section H Question 6 of the Division of Corporation Finance’s July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

Response:

In response to the Staff’s comment, the Company has revised its proxy statement to include all required historical financial information pursuant to Item 14(c)(1) of Schedule 14A, as well as the unaudited financial statements of the business to be sold for the same periods. Please see:

●
Appendix E to the proxy statement, titled “InsWeb Corporation Consolidated Financial Statements for the Years Ended December 31, 2010 and December 31, 2009.”  The financial statements set forth in Appendix E are the same as the financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which had been incorporated by reference into the Preliminary Proxy Statement;

●
Appendix G to the proxy statement, titled “InsWeb Corporation Unaudited Condensed Consolidated Financial Statements for the Nine Month Period Ended September 30, 2011.”  The financial statements set forth in Appendix G are the same as the financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the nine month period ended September 30, 2011, which was filed with the Securities and Exchange Commission on November 14, 2011.  The Company’s Quarterly Report on Form 10-Q for the six month period ended June 30, 2011 had been incorporated by reference into the Preliminary Proxy Statement;

●
Appendix H to the proxy statement, titled “InsWeb Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements.”  The pro forma financial statements set forth in Appendix H have been updated to reflect the Company’s financial results for the nine month period ended September 30, 2011, but are otherwise the same as the pro forma financial statements that were attached as Appendix C to the Preliminary Proxy Statement, which were prepared based on the Company’s financial results for the six month period ended June 30, 2011; and

●
Appendix I to the proxy statement, titled “InsWeb Corporation Unaudited Condensed Consolidated Financial Statements for the Business to be Sold.”  The unaudited financial statements for the business to be sold set forth in Appendix I contain the same information as was set forth in the column titled “Pro Forma Adjustments” in the pro forma financial statements that were attached as Appendix C to the Preliminary Proxy Statement, as updated to reflect the Company’s financial results for the nine month period ended September 30, 2011.  Appendix I now presents this information as a separate set of Unaudited Condensed Consolidated Financial Statements for the Business to be Sold.

*           *           *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.  Please do not hesitate to contact the undersigned at (916) 853-3342.

Very truly yours, /s/ L. Eric Loewe L. Eric Loewe Senior Vice President, General Counsel and Secretary

cc:	Hussein A. Enan
Karen Dreyfus, Esq., Sidley Austin LLP

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